UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

AF ACQUISITION CORP

(Name of Issuer)

Common Stock – Class A

(Title of Class of Securities)

001040104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001040104

1	NAMES OF REPORTING PERSONS
	MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No. 001040104

1	NAMES OF REPORTING PERSONS
	MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, PN

CUSIP No. 001040104

1	NAMES OF REPORTING PERSONS
	SUPERNOVA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, OO

CUSIP No. 001040104

1	NAMES OF REPORTING PERSONS
	DAVID J. SNYDERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

AF ACQUISITION CORP (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

139 North County Road

Floor 2, Suite 35

Palm Beach, FL 33480

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	David J. Snyderman (“Mr. Snyderman”).

Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Effective October 24, 2022 Alec N. Litowitz was replaced by David J. Snyderman as Chief Executive Officer of Magnetar Financial and the manager of Supernova Management. Accordingly, Mr. Snyderman is being added as a Reporting Person to this Schedule 13G, and Mr. Litowitz has been removed as a Reporting Person, as Mr. Litowitz is no longer a beneficial owner of any of the shares of Common Stock held by the Magnetar Funds.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Snyderman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

001040104

Item 3	Reporting Person.

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2022, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 0 Shares. The Shares held by the Magnetar Funds represent approximately 0.00% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2022, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 0.00% of the total number of Shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 21, 2022, there were approximately 22,400,000 Shares outstanding as of November 21, 2022).

Item 4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote :	0
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2023	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: January 24, 2023	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: January 24, 2023	supernova management llc

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

Date: January 24, 2023	DAVID J. SNYDERMAN

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 24, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on January 24, 2023.